Exhibit 99.4

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

‘AFRICAN RISK’ – POLITICAL OR MANAGERIAL?

Cape Town, 7 February 2012 – The primary risk in building a business in Africa lies not in the continent’s socio-political environment but in the need to structure a business model and a management team capable of dealing effectively with the dynamics of an emerging market, Randgold Resources chief executive Mark Bristow said at the African Mining Indaba today.

“The first step in doing that is to recognise that the big global corporation approach with its sophisticated systems and risk analysis is simply not appropriate to this environment,” he said. “For a business to operate successfully in Africa, it should be focused on the pursuit of real value; performance-based and sustainable growth; and the fostering of productive people and mutually beneficial relationships.”

Bristow said Randgold was founded 16 years ago on the platform of an African-focused growth strategy. Driven by this, it had since risen to the top tier of the gold mining industry and ranked in the FTSE 100 and Nasdaq 100 indices.

“From Day One, it’s been our creed that you only create real value in the gold mining industry when you discover and develop your own world-class deposits, instead of paying premium upon premium to get more ounces through mergers and acquisition transactions. It’s all about discovery. Everything else – mining, processing, production – are merely links in the chain that transforms gold in the ground to money in the bank to benefit all stakeholders,” he said.

“What is the ultimate aim of any business? To be big? Or, to create value? The answer should be obvious, yet if you look at the structures and returns of many of the major gold companies, it’s all too clear that they would be more profitable if they were smaller and more focused.”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.